Exhibit (a)(1)(K)
[Date]

[Name]
[Address]
[City, State, Zip]

Subject: Stock Option Exchange Program Non-Participation Confirmation

Dear [Name]:

As was previously communicated, the final deadline for making an election to exchange your Eligible Options in the Stock Option Exchange Program was 11 p.m. Central time on June 16, 2010. There are no exceptions to this deadline.

This letter is to confirm that we did not receive by this deadline an election from you to exchange in the Stock Option Exchange Program shown on the enclosed printout.

The Eligible Options shown on the enclosed printout will not be canceled and will remain subject to their present terms and you will not receive a replacement grant of New Options with respect to these Eligible Options under the Stock Option Exchange Program.

For questions, email stockoptions@sprint.com.

Regards,

Jim Hayes, Director — Compensation